Exhibit 21

Subsidiaries

Subsidiary Name	Jurisdiction
ShoreTel International, Inc.	Delaware, USA
ShoreTel Australia Pty Ltd.	Australia
ShoreTel UK Ltd	UK
ShoreTel GmbH	Germany
ShoreTel Singapore Pte. Ltd.	Singapore
ShoreTel Canada Limited	Canada
ShoreTel Philippines Corporation	Philippines
ShoreTel Communications Private Limited	India
ShoreTel France SARL	France
M5 Networks, LLC	Delaware, USA
Corvisa LLC	Wisconsin, USA
Corvisa Europe Ltd.	UK